UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

CompuCredit Corporation

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

20478N 10 0

(CUSIP Number)

November 30, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)
*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20478N 10 0
1.		NAME OF REPORTING PERSON.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
D. John Devaney

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)
(b)

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power:

	6.	Shared Voting Power:
5,178,279*

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power:
5,178,279*

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,178,279*

10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
10.5%*

12.		TYPE OF REPORTING PERSON (See Instructions)
BR

*	See Item 4 for a more detailed description of the amount of securities beneficially owned by D. John Devaney and the percent of the shares outstanding that is represented by such amount.

CUSIP No. 20478N 10 0
1.		NAME OF REPORTING PERSON.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
United Capital Markets Holdings, Inc.

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)
(b)

3.		SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power:

	6.	Shared Voting Power:
2,767,814*

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power:
2,767,814*

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,767,814*

10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.6%*

12.		TYPE OF REPORTING PERSON (See Instructions)
HC

*

See Item 4 for a more detailed description of the amount of securities beneficially owned by United Capital Markets Holdings, Inc. and the percent of shares outstanding class that is represented by such amount.

CUSIP No. 20478N 10 0
1.		NAME OF REPORTING PERSON.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
United Capital Markets, Inc.

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)
(b)

3.		SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power:

	6.	Shared Voting Power:
2,767,814*

	7.	Sole Dispositive Power:

	8.	Shared Dispositive Power:
2,767,814*

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,767,814*

10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.6%*

12.		TYPE OF REPORTING PERSON (See Instructions)
BR

*

See Item 4 for a more detailed description of the amount of securities beneficially owned by United Capital Markets, Inc. and the percent of shares outstanding class that is represented by such amount.

CUSIP No. 20478N 10 0

PRELIMINARY NOTE: This Statement on Schedule 13G is being filed jointly on behalf of: (i) D. John Devaney; (ii) United Capital Markets Holdings, Inc.; and (iii) United Capital Markets, Inc. See Exhibit A.

Item 1.	Issuer Information
(a)	Name of Issuer:

CompuCredit Corporation (“CompuCredit”)

(b)	Address of Issuer’s Principal Executive Offices:

245 Perimeter Center Parkway

Suite 600

Atlanta, GA 30346

Item 2.	Reporting Persons Information

Item 2(a) Name of Persons Filing	Item 2(b) Address	Item 2(c) Citizenship

D. John Devaney (“Devaney”)	240 Crandon Boulevard Suite 167 Key Biscayne, FL 33149	United States of America

United Capital Markets Holdings, Inc. (“UCMHI”)	240 Crandon Boulevard Suite 167 Key Biscayne, FL 33149	Incorporated in Florida

United Capital Markets, Inc. (“UCMI”)	240 Crandon Boulevard Suite 167 Key Biscayne, FL 33149	Incorporated in Florida
Item 2(d)	Title of Class of Securities:

Common Stock, no par value (“CompuCredit Common Stock”)

Item 2(e)	CUSIP Number: 20478N 10 0

CUSIP No. 20478N 10 0

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
Broker or Dealer registered under Section 15 of the Act; Devaney and UCMI
Bank as defined in Section 3(a)(6) of the Act;
Insurance Company as defined in Section 3(a)(19) of the Act;
Investment company registered under Section 8 of the Investment Company Act of 1940;
An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G); UCMHI
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4.	Ownership

(a)	Amount Beneficially Owned:

Neither Devaney nor UCMHI is the owner of record of any shares of CompuCredit. UCMI is a wholly-owned subsidiary of UCMHI. Devaney is the sole shareholder of UCMHI. As of November 30, 2006, Devaney and UCMHI may be deemed to be the beneficial owners of 2,767,814 shares of CompuCredit Common Stock that are owned of record by UCMI. As of November 30, 2006, Devaney may also be deemed to be the beneficial owner of 320,700 shares of CompuCredit Common Stock that are owned by Selene Devaney, his spouse, and 2,089,765 shares of CompuCredit Common Stock that are owned by United Real Estate Ventures, Inc. (“UREVI”). Devaney is the sole shareholder of UREVI. Since November 30, 2006, UCMI has purchased an additional 45,000 shares of CompuCredit Common Stock and UREVI has purchased an additional 60,000 shares of CompuCredit Common Stock.

CUSIP No. 20478N 10 0

As of November 30, 2006:

Devaney	5,178,279
UCMHI	2,767,814
UCMI	2,767,814

(b) Percent of Class:

As of November 30, 2006:

Devaney	10.5%
UCMHI	5.6%
UCMI	5.6%

The foregoing percentages are calculated based on 49,359,896 shares of Common Stock reported to be outstanding (excluding 5,677,950 loaned shares to be returned) as of September 30, 2006 in the Quarterly Report on Form 10-Q of CompuCredit for the period ended September 30, 2006. If the 5,677,950 loaned shares are considered currently outstanding, the Reporting Persons’ percentage ownership would be as follows: Devaney – 9.4%, UCMHI – 5.0%, and UCMI – 5.0%.

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

Devaney	0
UCMHI	0
UCMI	0

(ii) shared power to vote or to direct the vote:

As of November 30, 2006:

Devaney	5,178,279
UCMHI	2,767,814
UCMI	2,767,814

CUSIP No. 20478N 10 0

(iii) sole power to dispose or to direct the disposition of:

Devaney	0
UCMHI	0
UCMI	0

(iv) shared power to dispose or to direct the disposition of:

As of November 30, 2006:

Devaney	5,178,279
UCMHI	2,767,814
UCMI	2,767,814
Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More that Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

See Item 4(a) above.

Item 8.	Identification and Classification of Members of the Group

The Reporting Persons are filing this Schedule as a “group” pursuant to Rules 13d-1(k)(1) and 13d-1(b). As required, attached is an exhibit listing the members of the group. The Reporting Persons are not, however, filing as part of a “group” as defined in Rule 13d-1(b)(ii)(J).

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below we each certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 20478N 10 0

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

/s/ D. John Devaney

D. John Devaney

United Capital Markets Holdings, Inc.
By:	/s/ D. John Devaney

Name:	D. John Devaney
Title:	Chief Executive Officer

United Capital Markets, Inc.
By:	/s/ D. John Devaney

Name:	D. John Devaney
Title:	Chief Executive Officer

CUSIP No. 20478N 10 0

Exhibit A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing on behalf of each of them of a Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of CompuCredit Corporation and further agree that this Agreement shall be included as an Exhibit to such filings.

The undersigned further agree that each party hereto is responsible for timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, provided that neither party is responsible for the completeness or accuracy of the information concerning the other party, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed this 8th day of December, 2006.

/s/ D. John Devaney

D. John Devaney

United Capital Markets Holdings, Inc.
By:	/s/ D. John Devaney

Name:	D. John Devaney
Title:	Chief Executive Officer

United Capital Markets, Inc.
By:	/s/ D. John Devaney

Name:	D. John Devaney
Title:	Chief Executive Officer